SUB-ITEM 77(O)
TRANSACTIONS EFFECTED PURSUANT TO RULE 10F-3

On December 10, 2014, a purchase was made in reliance upon Rule 10f-3 by The Boston Company Asset Management, LLC (“The Boston Company”), a subadviser to the Absolute Strategies Fund. The Boston Company has advised that the transaction was an industry-standard secondary offering in which the Fund purchased 30,560 shares of Gramercy Property Trust, Inc., and that Bank of New York Mellon Capital Markets, an affiliate of The Boston Company, was a part of the syndicate.

Name of Underwriting Syndicates Members: Morgan Stanley; Bank of America Merrill Lynch; J.P. Morgan; RBC Capital Markets; JMP Securities; Ladenburg Thalmann; Piper Jaffray; SunTrust Robinson Humphrey; Compass Point; BNY Mellon Capital Markets, LLC*; Huntington Investment Company; and CJS Securities

Terms of Transaction:
Price: $5.90
Selling Concession: $0.1593
Gross Spread: $0.2655
45M Shares